UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
Specialized Disclosure Report

Multi-Color Corporation
(Exact name of registrant as specified in charter)

Ohio	0-16148	31-1125853
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4053 Clough Woods Drive Batavia, OH	45103
(Address of principal executive offices)	(Zip Code)

Sharon E. Birkett	(513) 381-1480
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
_X_	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1. Conflict Minerals Disclosure.
Item 1.01. Conflict Minerals Disclosure and Report.
Multi-Color Corporation  ("Multi-Color" or the "Company") evaluated its products during the year ended December 31, 2015 and determined that certain products manufactured or contracted to be manufactured by the Company contain tin, tungsten, tantalum, and/or gold.  As a result, the Company has filed a Conflict Minerals Report ("CMR"). A copy of the Company's CMR is available on the Company's website at www.mcclabel.com.
Item 1.02. Exhibits.
A copy of the Company's CMR is furnished as Exhibit 1.01 to this Form SD and is incorporated herein by reference.
Section 2. Exhibits.
Item 2.01 Exhibits.
(d)  Exhibits
No. Description
1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
MULTI-COLOR CORPORATION.

Dated: May 31, 2016	By: /s/ Sharon E. Birkett
Sharon E. Birkett
Vice President, Chief Financial Officer, Secretary